

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

<u>Via E-Mail</u>
Craig Newfield
Senior Vice President, General Counsel, and Secretary
Progress Software Corporation
14 Oak Park
Bedford, MA 01730

> **Re: Progress Software Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 6, 2012**
> **File No. 033-41752**

Dear Mr. Newfield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your proxy statement to explain why your board believes that voting for the director nominees of the Starboard participants is not in your shareholders' best interests.

What is a quorum?, page 2

2.   Given that broker non-votes count as being present for purposes of determining the presence or absence of a quorum, please revise the last sentence in the last paragraph of this section.

Background to the Solicitation, page 5

3.   Please revise this section to provide more detailed descriptions of the substance of your communications with the Starboard participants and their representatives.

Proposal 1: Election of Directors, page 7

4.   Please revise the standard for discretionary voting appearing in the third paragraph of this section so that it is consistent with Rule 14a-4(c)(5).

Proxy Card

5.   Please revise the form of proxy card to clearly mark it is a preliminary copy. Please refer to Rule 14a-6(e)(1).

6.   Please set in bold-face type the statement in the first paragraph regarding by whom the proxy is being solicited. See Rule 14a-4(a)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel